FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant's name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1	Unaudited financial results (provisional, according to Indian GAAP) for the quarter and half year ended September 30, 2006.

2.	Press release dated October 31, 2006 regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter ended September 30, 2006.

3.	Intimation to the Bombay Stock Exchange and the National Stock Exchange of India regarding revised shareholding pattern of VSNL as on 30 September 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, "expect", "believe", "plan", "intend", "estimate", "anticipate", "may", "will", "would" and "could" or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant's expected financial position, business strategy, the future development of the registrant's operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant's present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant's industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant's control, include, but are not limited to, those risk factors discussed in the registrant's various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By :	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
October 31, 2006	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12204

31 October 2006

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and half year ended 30 September 2006.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and half year ended 30 September 2006, which has been taken on record by the Board of Directors in their Meeting, held on 31 October 2006. Please find also attached the press release being issued on the subject.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF

YEAR ENDED SEPTEMBER 30, 2006

(Rs in crores)

	Particulars	For the Quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2006	2005	2006	2005	2006
		( unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	966	929	1,895	1,829	3,781
2	Other Income	39	32	66	61	172
3	Interest on Income Tax Refunds	—	—	—	—	56

4	Total Income	1,005	961	1,961	1,890	4,009

5	Total Expenditure	768	739	1,473	1,406	2,905
	a. Network Costs	541	534	1,071	1,036	2,096
	b. Operating and Other Expenses	169	152	285	272	600
	c. Salaries and Related Costs	58	53	117	98	209
6	Interest Expense	1	—	2	—	2
7	Depreciation and Amortisation	90	89	195	169	359
8	Prior Period Adjustments	(14)	(4)	—	(19)	(11)

9	Profit before taxes and exceptional items (1+2+3)-(5+6+7+8)	160	137	291	334	754

10	Exceptional Items:
	a. Provision for recoverable pension obligation	—	—	—	—	(6)
	b. Assets written off	—	—	—	—	(61)

11	Profit Before Tax (9+10)	160	137	291	334	687

12	Provision for Taxation	53	46	96	116	207
	a. Current Tax	47	52	97	120	228
	b. Deferred Tax	5	(7)	(3)	(6)	(25)
	c. Fringe Benefit Tax	1	1	2	2	4

13	Net Profit (11-12)	107	91	195	218	480

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	285	285	285	285	285
15	Reserves excluding revaluation reserve					5,570
16	Basic and diluted earnings per share before exceptional items (Rs.)	—	—	—	—	18.40
17	Basic and diluted earnings per share including exceptional items (Rs.)	3.75	3.19	6.84	7.65	16.83
18	Aggregate of public shareholding
	a. Number of shares	50,547,570	67,188,177	50,547,570	67,188,177	64,796,640
	b. Percentage of shareholding	17.74	23.57	17.74	23.57	22.74

B. SEGMENT INFORMATION:

Business Segments:

						(Rs. in crores)

Particulars	For the quarter ended September 30, 2006 (unaudited)				For the quarter ended September 30, 2005 (unaudited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	507	354	105	966	538	310	81	929

Segment Result	45	296	46	387	84	257	17	358

Unallocable expenses (net)				(227)				(221)

Profit before tax				160				137

Provision for tax				53				46

Profit after tax				107				91

						(Rs. In crores)

Particulars	For the half year ended September 30, 2006 (unaudited)				For the half year ended September 30, 2005 (unaudited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	1,045	644	206	1,895	1,052	616	161	1,829

Segment Result	172	519	67	758	186	512	37	735

Unallocable expenses (net)				(467)				(401)

Profit before tax				291				334

Provision for tax				96				116

Profit after tax				195				218

(Rs. In crores)

Particulars	For the year ended March 31, 2006 (audited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	2,163	1,262	356	3,781

Segment Result	460	1,026	86	1,572

Unallocable expenses (net)				(818)

Profit before tax and exceptional items				754

Exceptional items				(67)

Profit before tax				687

Provision for tax				207

Profit after tax				480

Notes on Segment information:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services.

Enterprise and Carrier Data: includes corporate data transmission services like IPLC, Frame Relay, ILL and NPLC.

Others: includes Internet, GPSS, Telex, Telegraph, TV up-linking, Transponder lease and other services.

(i)	Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “unallocable expense”.

(ii)	Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

(iii)	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

Notes:

1.	The above results for the quarter and half year ended September 30, 2006 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record by the Board of Directors of the Company at their meeting held on October 31, 2006.

2.	Consequent to the revised Accounting Standard 15 -“Employee Benefits” issued by the Institute of Chartered Accountants of India, becoming effective from April 1, 2006, a charge of Rs.3.74 crores has been recorded in the current period on an estimated basis. The adjustment to opening reserves required under the transitional provisions of the standard will be made during the current financial year.

3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

4.	Investor Complaint status:

Outstanding as on July 01, 2006	Total received during the quarter ended September 30, 2006	Total resolved during the quarter ended September 30, 2006	Outstanding as on September 30, 2006
Nil	2	2	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

EXECUTIVE DIRECTOR

Place : Bangalore

Date : October 31, 2006

Exhibit 2

PRESS RELEASE

Headline: VSNL Q2 net profits up 18% to Rs.107 Crores.

Bangalore, October 31, 2006: International telecommunications major VSNL today announced its unaudited financial results for the quarter ended September 30, 2006.

The Company’s revenues on a standalone basis grew by 5% for the quarter ended September 30, 2006 to Rs.1,005 Crores against Rs.961 Crores for the quarter ended September 30, 2005. Operating profits improved by 4% for the quarter ended September 30, 2006 to Rs.198 Crores against Rs.190 Crores for the quarter ended September 30, 2005.

Net profits of the Company increased by 18% to Rs.107 Crores for the quarter ended September 30, 2006 against Rs.91 Crores for the quarter ended September 30, 2005.

Volumes in the Company’s wholesale voice and enterprise & carrier data businesses continued to grow significantly; enterprise and carrier data revenues grew 25% on a quarter to quarter basis, in spite of price cuts announced during the quarter.

VSNL’s revenues for the half year ended September 30, 2006 stood at Rs. 1,961 Crores against Rs.1,890 Crores for the six month period ended September 30, 2005. Net profits for the half year ended September 30, 2006 were Rs.195 Crores.

During the quarter, the company announced a reduction in the prices of International Private Leased Circuits and Internet Leased Lines by upto 25% and 40% respectively. VSNL also announced plans to build two submarine cable systems. The company’s plans have made swift progress with an MoU being signed with Etisalat, Saudi Telecom, Telecom Egypt, and Telecom Italia sparkle for the construction of the India-Middle East-Western Europe (IMEWE) cable system.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is a leading international telecommunications company. VSNL has, with the acquisition of Teleglobe, become one of the world’s largest carriers of international voice complementing its emergence as the largest provider of submarine cable bandwidth. VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP MPLS VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally. VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, and net telephony under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions such as the Tyco Global Network and Teleglobe International Holdings Limited and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

#     #     #

For more information, please contact:

Mr. S. Ravindran

D.G.M. – Corporate Communications

Videsh Sanchar Nigam Limited

Mumbai

Ph. No.: 022-56591216 / 9223306610

Email: ravindran.s@vsnl.co.in

Exhibit 3

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12203

31 October 2006

Sub:	Sending Revised Shareholding Pattern for the period ending 30 September 2006

In accordance with the Clause 35 of the Listing Agreement please find attached herewith the revised Shareholding Pattern of VSNL as on 30 September 2006 (Attach “A”).

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC information requirements, Fax 1186

Attach A

(I)(a) Statement showing Shareholding Pattern

Name of the Company: VIDESH SANCHAR NIGAM LIMITED
Scrip Code: BSE-500483; NSE-VSNL; NYSE-VSL				Quarter ended: 30 SEPTEMBER 2006

Cate-gory code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/ State Government(s)	1	74446885	74446885	27.80	26.12
(c)	Bodies Corporate	5	142825191	142825191	53.33	50.11
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00

Sub-Total (A)(1)		6	217272076	217272076	81.13	76.24

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	0	0	0	0.00	0.00

Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)		6	217272076	217272076	81.13	76.24

(B)	Public shareholding[3]
(1)	Institutions
(a)	Mutual Funds/ UTI	36	2759661	2759361	1.03	0.97
(b)	Financial Institutions/ Banks	30	5729562	5729562	2.14	2.01
(c)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	6	19835987	19835987	7.41	6.96
(f)	Foreign Institutional Investors	50	9361888	9361888	3.50	3.28
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00

Sub-Total (B)(1)		122	37687098	37686798	14.07	13.22

(2)	Non-institutions
(a)	Bodies Corporate	1439	4390084	4389213	1.64	1.54
(b)	Individuals -
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh.	60299	7309710	7039839	2.73	2.56
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	21	1005574	1005574	0.38	0.35
(c)	Any Other
	Trusts	10	16200	16200	0.01	0.01
	NRIs	526	129618	128426
	OCBs	4	9286	9286

Sub-Total (B)(2)		62299	12860472	12588538	4.80	4.46

Total Public Shareholding (B)= (B)(1)+(B)(2)		62421	50547570	50275336	18.87	17.74

TOTAL (A)+(B)		62427	267819646	267547412	100.00	93.97

(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	17180354	17180354		6.03

GRAND TOTAL (A)+(B)+(C)		62429	285000000	284727766		100.00

(I)(c)	Statement showing Shareholding of persons belonging to the category “Public” and holding more than 1% of the total number of shares
Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	13297454	4.67

TOTAL		13297454	4.67

(I)(b)	Statement showing Shareholding of persons belonging to the category “Promoter and Promoter Group”
Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Tata Group
a	PANATONE FINVEST LIMITED	115988857	40.70
b	TATA SONS LIMITED	24260497	8.51
c	THE TATA POWER COMPANY LIMITED	2575837	0.90
d	Tata Iron & Steel Company Limited	0	0
e	Tata Industries Limited	0	0.00
2	GOVERNMENT OF INDIA	74446885	26.12

TOTAL		217272076	76.24

(I)(d)	Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	NIL	NIL	NIL

TOTAL		NIL	NIL

(II)(a)	Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	ADR	8590177	17180354	6.03

TOTAL		8590177	17180354	6.03

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Barclays Global Investors NA (CA)	5,065,120	10130240	3.55

		(ADRs)
TOTAL